BROWNRUDNICK

DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

07025561

RECEIVED

2007 JUL 27 P 12:...

OFFICE OF I... CORPORA...

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

July 26, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

> Press release dated 26 July 2007 – Option Announces First Half and Second Quarter Results for 2007 (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Dorothy L. Puzio, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

1509863

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

dw 7/30

b r o w n r u d n i c k . c o m

EXHIBIT 1

OPTION
WIRELESS TECHNOLOGY

OPTION ANNOUNCES FIRST HALF AND SECOND QUARTER RESULTS FOR 2007

Leuven, Belgium – July 26, 2007 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today announced its results for the first half year and the second quarter ended June 30, 2007. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements. These include for June 30, 2007 the consolidation of Option Wireless Germany GmbH (Kamp-Lintfort).

FINANCIAL HIGHLIGHTS OF SECOND QUARTER AND THE FIRST HALF YEAR:

FINANCIAL HIGHLIGHTS OF THE SECOND QUARTER OF FISCAL YEAR 2007

- Total revenues of EUR 82.1 million, represented an increase of 18.8% compared with the first quarter of fiscal 2007, and were in-line with the record quarterly revenues of EUR 82.5 million recorded in Q2 2006.
- Gross margin for the quarter was equal to the first quarter of the year at 33.6% on total revenues compared with 42.6% in the comparable quarter in 2006.
- EBITDA for the quarter was EUR 13.1 million representing growth of 15% over Q1 2007 which was 14.8% more than the prior quarter.
- EBIT for the quarter was EUR 8.9 million or 10.8%. An IFRS interpretation of a contract impacted EBIT by 1.1% of revenue.
- Net profit for the quarter was EUR 6.3 million, or EUR 0.15 per basic share.

FINANCIAL HIGHLIGHTS OF THE FIRST HALF OF FISCAL YEAR 2007

- First half revenues increased by 7.2 % to EUR 151.2 million compared with EUR 139 million in the second half of 2006.
- Gross Margins remained stable for the first half of the year at 33.6%, compared with 33.8% in H2 2006
- EBIT was EUR 17.1 million, or 11.4% of total revenues compared with EUR 17.0 million, or 12.3% of total revenues during the second half of 2006.
- EBITDA for the first half was EUR 24.4 million, a 7.5% increase over EUR 22.7 million for the second half of 2006.
- Net profit was EUR 14.5 million, or EUR 0.35 per basic share.

CONSOLIDATED PERFORMANCE:

For the second quarter and the 6 month period ended 30 June Million EUR (except per share figures)	Q2 2007	Q2 2006	H1 2007	H1 2006
Revenues	82.1	82.5	151.2	140.8
Gross profit	27.6	35.1	50.8	57.6
Operating expenses	(18.7)	(18.2)	(33.6)	(32.4)
EBIT	8.9	16.9	17.1	25.1
Net profit	6.3	13.4	14.5	21.0
Weighted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Earnings per share after the stock split (EUR)	0.15	0.32	0.35	0.51

NON-FINANCIAL HIGHLIGHTS OF THE SECOND QUARTER INCLUDED:

- Adoption of GT Max "7.2 Ready" HSDPA Data Card by Rogers Wireless, Canada
- Adoption of GT Max 3.6 Express HSDPA data card by AT&T, USA
- Announcement of collaboration with Intel Corporation (NASDAQ: INTC) to optimize WWAN modules for Mobile Internet Devices (MIDs) based on Intel's low power technologies.
- Acquisition of highly experienced engineering team and laboratory facilities from BenQ Mobile GmbH & Co, the former Siemens AG mobile devices business.
- GlobeSurfer iCON HSUPA USB modems selected by KTF to assist in roll-out of HSUPA in Korea.
- GlobeTrotter Express HSUPA data card central to launch of HSUPA in Germany by Vodafone
- Strong growth in demand for high performance ExpressCards with GlobeTrotter Express 7.2 data card being adopted by Swisscom (Switzerland), Pannon (Hungary) and KPN (Netherlands)
- GlobeSurfer iCON 7.2 confirms trend for USB modems with its adoption by Pannon (Hungary), Partner (Israel), 3 (Austria) and Telenor (Norway)

Commenting on the results, Mr. Jan Callewaert, Founder and Chief Executive Officer of Option, said:

"Second quarter revenues of EUR 82 million came in at the top end of the revised guidance issued on July 5, 2007.

Up 18.8% compared with Q1 2007, second quarter revenues were in-line with our record performance of EUR 82.5 million in Q2 2006 and represent an important milestone in returning to sustained growth after our disappointing performance in the second half of 2006.

More importantly, we have now recorded two consecutive quarters with nearly 15% EBITDA growth for the first time since we switched to IFRS accounting standards in 2005. This growth in EBITDA occurred while growing our R&D expenses by 30% from the second half of 2006 which positions us well for necessary new product developments in 2008.

During the quarter, growing demand for the GlobeTrotter Express 7.2 HSDPA and GlobeSurfer iCON 7.2 confirm that Option is well placed to benefit from the market moving towards the ExpressCard form-factor and the increasing adoption of wireless USB modems as alternatives to DSL.

The planning to create a more flexible company capable of responding more quickly to the rapidly changing and multi-dimensional wireless broadband market is making good progress. The planned reorganization will provide sharper focus for our sales and marketing and establish a new industry benchmark in supply chain management. These changes will create a solid foundation for a new growth phase.

We remain comfortable with our revised full year revenue guidance of EUR 320-340 million through sequential quarterly growth in the second half of the year."

INTERIM FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT FOR THE FIRST HALF OF FISCAL YEAR 2007

REVENUES

Total revenues for the first half of fiscal year 2007 increased by 7.4% to EUR 151.2 million compared with the EUR 140.8 million in the first half of 2006.

GROSS PROFIT

During the first half of 2007 the gross profit amounted to EUR 50.8 million, compared to a gross profit of 57.6 EUR million in the first half of 2006.
Gross margin in the first half of 2007 was 33.6% on total revenues, compared with gross margin of 40.9% of first half of 2006.

OPERATING EXPENSES

During the first half of 2007, the operating expenses, including depreciation and amortization charges, were EUR 33.6 million, compared to EUR 32.5 million in the first 6 months of 2006.

EBIT

EBIT for the first half of 2007 was EUR 17.2 million, or 11.4% on the first half total revenues, compared to EUR 25.1 million, or 17.8% on the total revenues of the first half of 2006, representing a decrease of 31.5%.

EBITDA

EBITDA for the first half of 2007 was EUR 24.4 million, or 16.2% on the first half total revenues, compared to EUR 30.4 million, or 21.6% on the total revenues of the first half of 2006, representing a decrease of 19.6%.

FINANCE RESULT

During the first half of 2007, Option obtained a positive financial result of EUR 197 thousand. The total exchange rate gains amounted to EUR 199 thousand mainly thanks to USD rates and Option received EUR 474 thousand from risk free investments of the available cash.
A total of EUR 419 thousand financial discounts were given to customers for cash payments and other financial result of EUR 2 thousand.

NET PROFIT

As from April 24th, 2006, the company executed a four for one stock split. Applying the transaction retroactively, earnings per share would have been the following:

The net profit for the first half of 2007 amounted to EUR 14.5 million or EUR 0.35 per basic share (or EUR 0.35 per diluted share). This compared to a net profit of EUR 21.0 million or EUR 0.51 per basic share (or EUR 0.51 per diluted share) during the first half of 2006.

CONSOLIDATED INCOME STATEMENT FOR THE SECOND QUARTER OF FISCAL YEAR 2007

REVENUES

Total revenues for the second quarter of fiscal year 2007 decreased by 0.5% to EUR 82.1 million compared with the EUR 82.5 million in the second quarter of 2006.

GROSS PROFIT

Taking into account a cost of goods sold of EUR 54.5 million during the second quarter of 2007, the gross profit reached EUR 27.6 million, compared to a gross profit of 35.1 EUR million in the second quarter of 2006.
Gross margin in Q2 2007 was 33.6% on total revenues, compared with gross margin of 42.6% of Q2 2006.

OPERATING EXPENSES

The quarterly operating expenses, including depreciation and amortization charges, were EUR 18.7 million, compared with EUR 18.2 million in the second quarter of 2006.

EBIT

EBIT for the second quarter 2007 was EUR 8.9 million, or 10.8% on Q2 total revenues, compared to EUR 16.9 million, or 20.5% on the total revenues of the second quarter of 2006.

EBITDA

EBITDA for the second quarter 2007 was EUR 13.1 million, or 15.9% on Q2 total revenues, compared to EUR 19.8 million, or 24.0% on the total revenues of the second quarter of 2006.

FINANCE RESULT

During the second quarter of 2007, Option obtained a positive financial result of EUR 55 thousand. The total exchange rate gains amounted to EUR 57 thousand mainly thanks to USD rates and Option received EUR 250 thousand from risk free investments of the available cash.
A total of EUR 216 thousand financial discounts were given to customers for cash payments and other financial result of EUR 2 thousand.

NET PROFIT
The net profit for the second quarter of 2007 amounted to EUR 6.3 million or EUR 0.15 per basic share (or EUR 0.15 per diluted share). This compared to a net profit of EUR 13.4 million or EUR 0.32 per basic share (or EUR 0.32 per diluted share) during the second quarter of 2006.

CONSOLIDATED BALANCE SHEET

Cash and cash equivalents increased from EUR 36.1 million at the end of 2006 to EUR 43.9 million at the end of the second quarter of 2007.

Trade and other receivables increased from EUR 54.2 million at the end of 2006 to EUR 68.2 million at the end of the first half of 2007. The Board of Directors has set up, together with the management, a detailed plan in order to reduce the position of the trade receivables.

Inventories remained stable at EUR 40.6 million during the first half of 2007. The level of finished goods at quarter-end remained low, representing 14.2% of total inventory value. The Board of Directors has set up, together with the management, a detailed plan in order to reduce the stock position.

Fixed assets were EUR 49.1 million (net book value) as at June 30th 2007, an increase of EUR 7.0 million compared to the net book value of EUR 42.1 million at the end of the previous fiscal year. During the first half of 2007, the total investments in tangible assets amounted to EUR 3.4 million and the Company invested EUR 9.1 million in intangible assets of which 8.4 million for capitalized developments projects and 0.7 million for additional licenses and other intangibles assets.

Total current liabilities increased from EUR 53.1 million at the end of 2006 to EUR 67.6 million. This increase is mainly due to combination of the decrease of the income tax payable (-EUR 1.2 million) and the growth of the trade and other payables (+EUR 15.7 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. During the first half of 2007, this deferred tax liability decreased with EUR 58 thousand, all related to capitalization of development projects.

On total assets of EUR 205.3 million, the equity amounted to EUR 126.1 million, which results in a solvency ratio of 61.4% at quarter-end.

The Company generated EUR 20.4 million cash from operating activities during the first half of 2007, compared to EUR 8.5 million generated in same period of 2006.

- OPTION N.V. -

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED INCOME STATEMENT

For the 6 month period ended 30 June Thousands EUR (except per share figures)	Q2/2007	Q2/2006	H1 2007	H1 2006
Revenues	**82 109**	**82 497**	**151 211**	**140 815**
Cost of products sold	(54 504)	(47 366)	(100 383)	(83 240)
Gross profit	**27 605**	**35 131**	**50 828**	**57 575**
Gross margin/Total revenues %	33.6%	42.6%	33.6%	40.9%
Research and development expenses	(6 660)	(4 822)	(11 782)	(9 059)
Sales, marketing and royalties expenses	(8 056)	(11 022)	(14 077)	(18 843)
General and administrative expenses	(4 027)	(2 340)	(7 780)	(4 582)
Total operating expenses	**(18 743)**	**(18 184)**	**(33 639)**	**(32 484)**
Profit from operations (EBIT)	**8 862**	**16 947**	**17 189**	**25 091**
EBIT/Total revenues %	10.8%	20.5%	11.4%	17.8%
Depreciation and amortization	4 209	2 822	7 249	5 325
EBITDA	13 071	19 769	24 438	30 416
EBITDA/Total revenues %	15.9%	24.0%	16.2%	21.6%
Exchange gain/(loss)	57	836	199	1 363
Interest income/(expense)	(2)	(216)	(2)	(317)
Finance result	**55**	**620**	**197**	**1 046**
Profit before taxes	**8 917**	**17 567**	**17 386**	**26 137**
Tax expense	(2 595)	(4 197)	(2 921)	(5 171)
Net profit	**6 322**	**13 370**	**14 465**	**20 966**
Weighted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Diluted average number of ordinary shares	41 249 296	41 249 296	41 249 296	41 249 296
Earnings per share (EUR)	0.15	0.32	0.35	0.51
Diluted earnings per share (EUR)	0.15	0.32	0.35	0.51

- OPTION N.V. -

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED BALANCE SHEET

Thousands EUR For the period ended	30 June 2007	31 December 2006
ASSETS		
Current assets		
Cash and cash equivalents	43 893	36 062
Trade and other receivables	68 168	54 201
Income tax receivable	176	110
Inventories	40 608	40 572
	152 845	**130 945**
Non-current assets		
Property, plant and equipment	15 113	12 099
Intangible assets	33 973	29 998
Deferred tax assets	3 249	3 303
Other receivables	140	144
	52 475	**45 544**
Total assets	**205 320**	**176 489**
EQUITY AND LIABILITIES		
Current liabilities		
Trade and other payables	64 811	49 137
Income tax payable	2 714	3 914
Current portion of long-term debt	37	74
	67 562	**53 125**
Non-current liabilities		
Trade and other payables	11 326	11 326
Non-current portion of long-term debt	148	148
Deferred tax liabilities	198	256
	11 672	**11 730**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	322	335
Retained earnings	75 783	61 318
Shareholders' equity	**126 086**	**111 634**
Total liabilities and shareholders' equity	**205 320**	**176 489**

- OPTION N.V. -

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS) MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED CASH FLOW STATEMENT

Thousands EUR For the period ended	30 June 2007	30 June 2006
OPERATING ACTIVITIES		
Net profit (A)	14 465	20 966
Depreciation and amortization	7 249	5 325
Reversal/write-offs non current and current assets	246	145
Unrealized foreign exchange losses/(gains)	473	104
Interest income	(534)	
Interest expense	60	
Tax expense	2 921	5 171
Total (B)	**10 415**	**10 745**
Cash flow from operating activities before changes in working capital (C)=(A)+(B)	**24 880**	**31 711**
Decrease/(increase) in trade and other receivables	(16 599)	(19 421)
Decrease/(increase) in inventories	(36)	(5 367)
Increase/(decrease) in trade and other payables	15 674	(1 714)
Total changes in working capital (D)	**(961)**	**(23 074)**
Cash generated from operations (E)=(C)+(D)	**23 919**	**8 637**
Interests (paid) (F)	34	
Interests received (G)	528	
Income tax (paid)/received (H)	(4 092)	(97)
CASH FLOW FROM OPERATING ACTIVITIES (I)=(E)+(F)+(G)+(H)	**20 389**	**8 540**
INVESTING ACTIVITIES		
Proceeds from sale of plant & equipment	1	-
Acquisition of property, plant and equipment	(3 444)	(1 588)
Acquisition of intangible assets	(616)	(1 002)
Development expenditures	(8 448)	(4 176)
CASH FLOW FROM INVESTING ACTIVITIES (J)	**(12 507)**	**(6 766)**
FINANCING ACTIVITIES		
Proceeds from borrowings	(37)	-
Payment of finance lease liabilities	-	(263)
CASH FLOW FROM FINANCING ACTIVITIES (K)	**(37)**	**(263)**
Net increase in cash and cash equivalents (I)+(J)+(K)	**7 845**	**1 511**
Cash and cash equivalents at beginning of period	36 062	49 288
Effect of exchange rate fluctuations on cash held	(14)	-
Cash and cash equivalents at end of period	43 893	50 799
Difference	**7 845**	**1 511**

FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)
MEASUREMENT AND RECOGNITION PRINCIPLES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Thousands EUR For the 6 month period ended 30 June 2006	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2005.........	**6 116**	**43 865**	**360**	**(3)**	**26 002**	**76 340**
Net profit	-	-	-	-	20 966	20 966
Conversion Translation adjustment................................	-	-	-	(8)	-	(8)
As per 30 June 2006.................	**6 116**	**43 865**	**360**	**(11)**	**46 968**	**97 298**

Thousands EUR For the 6 month period ended 30 June 2007	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2006.........	**6 116**	**43 865**	**360**	**(25)**	**61 318**	**111 634**
Net profit	-	-	-	-	14 465	14 465
Conversion Translation adjustment................................	-	-	-	(13)	-	(13)
As per 30 June 2007.................	6 116	43 865	360	(38)	75 783	126 086

OPTION NV

LIMITED REVIEW REPORT ON THE CONSOLIDATED HALF-YEAR FINANCIAL INFORMATION FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2007

To the Board of Directors

We have performed a limited review of the accompanying consolidated balance sheet, income statement, cash flow statement, statement of changes in equity (jointly the "interim financial information") of Option NV ("the company") and its subsidiaries (jointly "the group") for the six months period ended 30 June 2007.

The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union.

Except for the scope limitation as mentioned hereunder, our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Accordingly, we do not express an audit opinion.

As we were not engaged to perform a limited review of the interim financial information as of March 31, 2007, the scope of our work did not include a limited review of the income statement for the three months ended June 30, 2007.

The administrative organisation with regard to the follow up of trade receivables and inventories showed some important shortcomings during the first six months of the year, which potentially could materially impact the valuation of the trade and other receivables and the inventories as of June 30, 2007. Management and the Board of Directors are fully aware that the development of an adequate internal control organisation in general, and specifically for these areas must be given priority and have already taken concrete steps in this direction. However, we have been unable to sufficiently verify the valuation of these balance sheet items through alternative procedures.

Given the important uncertainties with respect to the valuation of the trade and other receivables and inventories, we are not able to make a statement on the valuation of these balance sheet items. However, based on our limited review, and taking into account the potentially material impact on the interim financial information of the items mentioned above, nothing has come to our attention that causes us to believe that the other items of the interim financial information for the six months period ended 30 June 2007 are not prepared, in all material respects, in accordance the recognition and measurement criteria of IFRS as adopted by the European Union.

25 July 2007

The Statutory Auditor

DELOITTE Bedrijfsrevisoren / Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Leo Van Steenberge

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. Some of these risk factors were highlighted in the Consolidated and Statutory Report 2006 of the Board of Directors which can be found in the Annual Report 2006 page 51-52. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:
Jan Callewaert, CEO
Guy Schroyen, Interim Financial Manager
Gaston Geenslaan 14
B-3001 Leuven, Belgium
TEL: +32 (0) 16/31-74-11
FAX : +32 (0) 16/31-74-90
E-mail: investor@option.com

About Option www.option.com – (EURONEXT Brussels OPTI, OTC: OPNVY)

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G HSUPA, HSDPA, UMTS, EDGE, and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Belgium (Leuven). The company has Research & Development in Belgium (Leuven), Germany (Düsseldorf and Adelsried), Sweden (Stockholm), and an ISO 9002 production engineering and logistics facility in Ireland (Cork). Option also has offices in Europe, US, Asia, Japan and Australia. For more information please visit www.option.com.

END